UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. _)*
ExamWorks Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
30066A
(CUSIP Number)
James K. Price 3280 Peachtree Road, NE. Suite 2625 Atlanta, GA 30305 (404) 952-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 9, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 30066A

1.	NAME OF REPORTING PERSON
James K. Price
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,774,6101 (as of August 9, 2011); 2,031,6652 (as of March 19, 2012)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,774,6101 (as of August 9, 2011); 2,031,6652 (as of March 19, 2012)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,610 (as of August 9, 2011); 2,031,665 (as of March 19, 2012)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%* (as of August 9, 2011); 5.9%** (as of March 19, 2012)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes 257,055 shares subject to options which were exercisable on or within 60 days after August 9, 2011.
2 Includes 514,110 shares subject to options which were exercisable on or within 60 days after March 19, 2012.

* The ownership percentage for James K. Price (the “Reporting Person”) as of August 9, 2011 is based upon 34,688,218 shares outstanding according to the Issuer’s, as defined below, Form 10-Q for the period ended June 30, 2011.

** The ownership percentage for the Reporting Person as of March 19, 2012 is based upon 34,095,644 shares outstanding according to the Issuer’s, as defined below, Form 10-K for the year ended December 31, 2011.

ITEM 1.	Security and Issuer

The securities to which this Schedule 13D relates are the shares of common stock, par value $0.0001 per share (“Common Stock”), of ExamWorks Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3280 Peachtree Road, NE, Suite 2625, Atlanta, GA 30305.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is filed by James K. Price.

(b) The Reporting Person’s business address is 3280 Peachtree Road, NE. Suite 2625, Atlanta, GA 30305.

(c) The Reporting Person is the Chief Executive Officer and director of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f) The Reporting Person is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration.

38,200 shares of Common Stock were purchased for approximately $498,892 on August 9, 2011 by the Reporting Person using a combination of the Reporting Person’s personal funds and proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Reporting Person with a broker on customary terms and conditions.

1,109,602 shares were acquired on May 27, 2011 when ExamWorks Holdings, LLLP made, for no consideration, a pro rata distribution of Common Stock to its partners, including the Reporting Person.

ITEM 4.	Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock described in Item 5 for investment purposes or as compensation from the Issuer.  As of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

The Reporting Person is the Chief Executive Officer and a director of the Issuer.  The Reporting Person reserves the right to take any action enumerated above in the best interests of the Issuer in his role as a member of the board of directors and an officer of the Issuer.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of August 9, 2011, the Reporting Person beneficially owns: (i) 1,517,555 shares of Common Stock directly and (ii) options to acquire 257,055 shares of Common Stock, which were exercisable on or within 60 days after August 9, 2011.

For purposes of this Schedule 13D, the ownership percentage for the Reporting Person as of August 9, 2011 is based upon 34,688,218 shares outstanding according to the Issuer’s Form 10-Q for the period ended June 30, 2011.  The Reporting Person beneficially owns 5.1% of the Common Stock.

As of March 19, 2012, the Reporting Person beneficially owns: (i) 1,517,555 shares of Common Stock directly and (ii) options to acquire 514,110 shares of Common Stock, which were exercisable on or within 60 days after March 19, 2012.

For purposes of this Schedule 13D, the ownership percentage for the Reporting Person as of March 19, 2012 is based upon 34,095,644 shares outstanding according to the Issuer’s Form 10-K for the year ended December 31, 2011.  The Reporting Person beneficially owns 5.9% of the Common Stock.

(b) James K. Price:

(1) Sole Voting Power: 1,774,610 (as of August 9, 2011); 2,031,665 (as of March 19, 2012)

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 1,774,610 (as of August 9, 2011); 2,031,665 (as of March 19, 2012)

(4) Shared Dispositive Power: 0

(c) Transactions within past 60 days of August 9, 2011:

	Date	Reporting Person	Transaction	Number of Shares	Price per Share
1.	8/9/2011	James K. Price	Purchase	38,200	$13.06

    Transactions within past 60 days of March 19, 2012: None.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

230,600 shares held by the Reporting Person are pledged to secure a margin loan, and 929,355 shares held by the Reporting Person are pledged to collateralize a line of credit.  No other contracts, arrangements, understandings, or relationships (legal or otherwise) exist between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           March 21, 2012

JAMES K. PRICE

/s/ James K. Price
James K. Price